THIS  AMENDMENT  AGREEMENT  MADE  THE  29TH  DAY  OF  JULY,  1999

BETWEEN:
GLEN DICKSON and PAUL DICKSON, 1409 - 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(the  "Vendors")
AND:
CARTA  RESOURCES  LTD.,  175  Duchess  Avenue,  West  Vancouver,  B.C.  V7T  1G8
("Carta")

     WHEREAS the Vendors and Carta entered into a letter agreement dated May 28, 1999 (the "Agreement") for the acquisition by Carta of a 100% interest in Quotes Canada Financial Network Ltd.;
     AND WHEREAS the Agreement provides that 1,000,000 shares of Carta shall be delivered within five business days following the date of issuance by the Vancouver Stock Exchange of a notice accepting the Agreement for filing (the "Effective Date");
     AND WHEREAS as at the date of this amendment agreement, the Vancouver Stock Exchange has not issued its notice accepting the Agreement for filing;
     AND WHEREAS the parties wish to extend the Effective Date in order to obtain Vancouver Stock Exchange acceptance;
     WITNESSES THAT in consideration of the premises and the mutual covenants and agreements herein set forth, the parties hereto covenant and agree with each other to amend the Amendment Agreement as follows:
1. All terms defined in the Agreement will have the same meaning as in this amendment agreement.
2. Paragraph 5 of the Agreement be amended so as to provide that if the Effective Date has not occurred on or before September 30, 1999, the Agreement shall terminate at the election of the Vendors at any time thereafter, and the Vendors shall be entitled to retain, as liquidated damages, the sum of $50,000 paid pursuant to sub-paragraph 3(a)(i) therein.
3. Except as amended hereby, the Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF the parties hereto have hereunto set their hands and seals effective as of the date first above written.




GLEN  DICKSON          PAUL  DICKSON

CARTA  RESOURCES  LTD.

Per:
     Authorized  Signatory